Filed by Nuveen Insured California Tax-Free Advantage Municipal Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Companies:

Nuveen Insured California Tax-Free Advantage Municipal Fund

Commission File No. 811-21212

Nuveen Insured California Premium Income Municipal Fund, Inc.

Commission File No. 811-06620

Nuveen Insured California Premium Income Municipal Fund 2, Inc.

Commission File No. 811-07492

Nuveen Insured California Dividend Advantage Municipal Fund

Commission File No. 811-09449

Closed-End Funds

NUVEEN CLOSED-END FUNDS PRODUCT UPDATE

FEBRUARY 2012

Nuveen California Municipal Closed-End Fund Merger

As a valued business partner, we want to update you on an important Nuveen closed-end fund product initiative.

On November 15, 2011, the Board for Nuveen closed-end funds approved changes to four insured California municipal bond funds’ investment policies as well as the merger of the funds.

In the near future, your clients in the affected funds will be receiving proxy materials. In advance of this, we hope the summary of each initiative along with this link to the proxy materials will help you address any questions regarding these proposals.

The shareholder vote will be held at the Funds’ annual meeting, which is scheduled for February 24, 2012.

The funds have engaged a proxy solicitation firm— Computershare Fund Services—to assist in soliciting the necessary votes in a timely manner. If enough shareholders do not cast their votes, a fund may not be able to hold its meeting and will be required to incur additional solicitation costs in order to obtain sufficient shareholder participation. To reduce expense, and minimize phone calls to shareholders from the proxy solicitor, please urge your clients to vote as soon as possible.

THE PROPOSALS PROVIDE THAT:

•	Each fund will eliminate its existing fundamental investment policy that requires it, under normal circumstances, to invest at least 80 percent of its managed assets in insured municipal securities.

•

Each fund will adopt a new fundamental investment policy that continues its policy of investing, under normal circumstances, at least 80 percent of its managed assets in municipal securities that pay interest exempt from federal and California income tax, with the Acquiring Fund also continuing its policy of investing, under normal circumstances, at least 80% of its assets in AMT-free municipal securities.

•	Each fund will invest at least 80 percent of its managed assets in investment grade quality municipal securities.

•

Each fund will eliminate its existing fundamental policy with respect to restrictions on making loans and adopt a new fundamental policy that would permit it to make loans to the extent permitted by securities laws.

The funds will merge as outlined in the table on page 2.

NOT FDIC INSURED    NO BANK GUARANTEE    MAY LOSE VALUE

FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO THE PUBLIC.

NUVEEN CALIFORNIA MUNICIPAL CLOSED-END FUND MERGER	FEBRUARY 2012

Acquiring Fund*	Symbol	Acquired Fund	Symbol

Nuveen Insured California Tax-Free Advantage Municipal Fund	NKX	• Nuveen Insured California Premium Income Municipal Fund	NPC

		• Nuveen Insured California Premium Income Municipal Fund 2	NCL

		• Nuveen Insured California Dividend Advantage Municipal Fund	NKL

*	Upon shareholder approval of the investment policy changes, Nuveen Insured California Tax-Free Advantage Municipal Fund (NKX) will change its name to Nuveen California AMT-Free Municipal Income Fund (NKX).

Thank you for your support of Nuveen closed-end funds. Should you have any further questions regarding the merger proposal or proxy process, please contact your Nuveen Service Team at 1-800-752-8700.

The joint proxy statement/prospectus related to the meeting, as well as the Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds filed with the Securities and Exchange Commission (“SEC”), are accessible for free on the SEC’s website at www.sec.gov and on Nuveen’s website at www.nuveen.com. The information contained on Nuveen’s website is not a part of this document.

This information does not constitute an offer for sale of any securities. Shareholders and their financial advisors are urged to read the joint proxy statement/prospectus carefully as it contains important information regarding the proposals. Investors should carefully consider their investment objectives, risk tolerance, liquidity needs and tax liabilities. There can be no assurance that any fund will achieve its investment objectives.

Nuveen Investments | 333 West Wacker Drive | Chicago, IL 60606 | 800.752.8700 | www.nuveen.com